SYNERGY RESOURCES CORPORATION


April 30, 2015


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington D.C. 20549

                                    Via EDGAR and Federal Express

Attention:  Mr. Karl Hiller
            Mr. Joseph Klinko

      Re:   Synergy Resources Corporation
            Form 10-K for the Fiscal Year ended August 31, 2014 Filed October 30, 2014 Form 10-Q for the Fiscal Quarter ended November 30, 2014 Filed January 9, 2015 Response Letter dated March 13, 2015 File No. 001-35245

Dear Mr. Hiller and Mr. Klinko:

      This letter is in response to your letter dated April 2, 2015, to Synergy Resources Corporation (the "Company"), transmitting the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") relating to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q. For your convenience, the response is preceded by the Staff's comment to which the response relates.

Form 10-K for the Fiscal Year ended August 31, 2014

Management's Discussion and Analysis, page 35

Overview, page 35

1. Original Comment. We note your response to prior comment two and the disclosure you intend to include in your next periodic filing to address implications of the recent decline in oil and gas prices for your critical accounting policies. We also note that while you indicate reasonably likely effects of the current economic environment may be material and measurable, you do not address the extent to which your plans may be impacted.

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      Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likey effects of trends and uncertainties on liquidity, capital resources, and results of operations. The guidance in FRC ss.ss.501.12.b.3, and 501.14 (Sections III.A, III.B.3., and V of SEC Release Nos 33-8350; 34-48960; FR-72), clarifies how these requirements may be addressed in an introduction/overview, the content and focus generally, and assumptions underlying critical accounting estimates.

      Given that you expect a "significant negative impact" in your accounting for oil and gas activities due to recent changes in prices, and in view of the implications for the underlying reserve computations and your development plans, it appears your disclosures should be expanded to more fully portray the reasonably likely effects of trends and uncertainties.

      For example, you should clarify the extent to which development plans are reasonably likely to be curtailed or deferred, specify the reserves associated with these contingencies, and the reasonably likely accounting effects. Please also clarify your remarks pertaining to derivatives to indicate the extent to which you have hedged future production and to explain how the strike prices compare to those underlying your historical results.

      Response. Our financial results for the period covered by the referenced Form 10-K were not significantly effected by the decline in commodity prices. The declines were most significant during our second fiscal quarter ended February 28, 2015 (a decline of 48% from August 31 to February 28). Accordingly, we incorporated additional language in the Form 10-Q for the quarter ended February 28, 2015 (the "February Report"). Illustrations of the additional language are presented in the following paragraphs. Since the significant impact of the price declines occurred subsequent to August 31, 2014, we respectfully propose that the disclosures included in the February Report satisfy our disclosure requirements.

      The following specific disclosures were included in the February Report:

      We continue to expect that commodity price declines will have a "significant negative impact" on the calculation of the ceiling test. In addition to including that statement in CRITICAL ACCOUNTING POLICIES (commencing on page 47), we address actual and potential ceiling test impacts in the following areas:

(i) Page 33 - MARKET CONDITIONS. "For the second quarter, the ceiling test indicated that no impairment had occurred. However, continued low prices will further lower the calculated ceiling, and future impairments may occur."

(ii) Page 45 - TRENDS AND OUTLOOK. "A continuing decline in oil and gas prices...(vi) may cause a ceiling test impairment."

(iii) Page 48 - CRITICAL ACCOUNTING POLICIES. "The ceiling test performed for the quarter ended February 28, 2015, did not result in impairment recognition. However, a decline of 7% or more in the value of the ceiling limitation would have resulted in an impairment."

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      We expanded our discussion of the extent to which development plans are reasonably likely to be curtailed or deferred in four sections of the February Report, as follows:

(i) Page 31 - DRILLING AND COMPLETION OPERATONS. "As of the end of our second fiscal quarter, we have no plans to curtail any activities. However, should commodity prices weaken further, our operational flexibility will allow us to adjust the completion schedule of many of our wells in progress and reduce further drilling activity if prudent."

(ii) Page 32 - COMPLETION ACTIVITY. The second paragraph of this section discloses our plans to complete all of the wells in progress, as follows: "The balance of our drilled but not yet completed wells consists of eight wells at our Geis pad and eight wells at our Weideman pad, which includes four Extended Reach Lateral (ERL) wells. The four ERL Weideman wells will take longer and cost more to complete than our standard length lateral wells. We continue to anticipate the Geis wells and the Weideman wells will begin production during our fourth fiscal quarter. While these pads are located in the more northern area of the Wattenberg Field, we anticipate midstream operating conditions will improve with the startup of DCP Midstream's Lucerne II plant in May."

(iii) Page 42 - CAPITAL REQUIREMENTS. "However, as commodity prices have dropped, we have negotiated lower costs from our service providers and revised our completion design and we are now budgeting that the remaining standard length lateral wells to be drilled this fiscal year will cost between $3.1 million and $3.5 million each. In order to maximize the efficient use of our capital we have reduced the amount of non-operated working interests in wells operated by others, either by swapping interests when appropriate or by outright selling of interests."

(iv) Page 45 - TRENDS AND OUTLOOK. "The recent decline in commodity prices has led to a corresponding decline in service costs, which directly relate to our drilling and completion costs. On average, we have been able to reduce drilling and completion costs by approximately 25% over the first two quarters of fiscal 2015, due to a combination of optimizing well designs, moving to day-rate drilling, lower contract rates for drilling rigs, and lower completion costs. This focus on cost reduction has supported well-level economics in spite of the severe price drop in crude oil and natural gas. We believe at current drilling and completion cost levels and with current prevailing commodity prices, we can achieve reasonable well-level rates of return going forward."

      We included significant discussion regarding the impact of commodity derivative contracts on our financial position and results of operatons. In addition to the previously proposed disclosure that was included in CRITICAL ACCOUNTING POLICIES, we included the following items:

(i) Page 31 - EARLY LIQUIDATION OF IN-THE-MONEY COMMODITY CONTRACTS. We discussed the realized gains from liquidating certain commodity


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            contracts and the creation of new contract positions with $50 per barrel exercise prices.

(ii) Page 43 - OIL AND GAS COMMODITY CONTRACTS. We provided six paragraphs of discussion, including the quantities of barrels of oil and cubic feet of gas covered under open contracts, the percentage of anticipated production, and the overall duration of the contracts.

(iii) Page 44 - HEDGE ACTIVITY ACCOUNTING. We provided two paragraphs of discussion that include the estimated fair value of the open commodity contracts as of February 28, 2015.

(iv) Page 20 - NOTE 7. COMMODITY DERIVATIVE INSTRUMENTS. In the notes to the financial statements we disclose details about all of our open contracts at February 28, 2015.

(v) Page 50 - COMMODITY PRICE RISK. We also believe that the discussion regarding the sensitivity of our financial results to changes in commodity prices is useful to the reader.

Form 10-Q for the Fiscal Quarter ended November 30, 2014

Management's Discussion and Analysis, page 29

Overview, page 30

2. Original Comment. Disclosures on pages 30 and 31 suggest that you do not believe the downward trend in oil and gas prices will be material, as indicated in the following excerpts.

               "We believe that our basic strategy is sound whether oil and gas prices are high or low"

               "...we anticipate we can achieve attractive economic rates of return even with current low commodity prices"

               "...we believe we have a sustainable business model in almost any commodity price environment."

      However, the draft disclosure you provided in response to prior comment two states you "anticipate that the price declines during the second quarter will have a significant negative impact on the ceiling test calculation for future quarters...[and] as prices decline, the economic performance of certain properties in the reserve estimate may deteriorate to the point that they are removed from the proved reserve category..."

      Review your disclosure under this section and revise as needed to resolve any inconsistencies between it and the draft disclosure included in your response, also the disclosures previously referenced on page 34 and 41.


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      Response. In response to the Staff's comment, we reviewed the draft disclosure proposed in our March 13, 2015 Response Letter and revised the language to resolve any inconsistencies between it and the above referenced disclosures. The revised language was incorporated in the February Report. Illustrations of the additional language are presented in the following paragraphs.

      The disclosure on pages 30 and 31 of the Form 10-Q for the quarter ended November 30, 2014 (the "November Report") focused on our strategy of reducing costs during periods of commodity price declines. In light of a further deterioration in prices during the second fiscal quarter, our strategic discussion was further revised for the February Report. Starting on page 29, our strategy disclosure summarized the general nature of cost reductions undertaken by us and further, summarized the use of derivative contracts to mitigate the short term impact of price declines. Each of these themes is discussed in greater detail in subsequent pages of the February Report.

      On page 29, under STRATEGY, the first paragraph includes the sentence:
      "Drilling in lower risk areas, maintaining high operating interests, and focusing on cost control enables us to achieve attractive well economics in most commodity environments." In the second paragraph, we included the phrase "...and that our cost-focused strategy is prudent irrespective of the prevailing commodity price environment."

      On page 31, under DRILLING AND COMPLETION OPERATIONS, we included a paragraph on the relationship between costs and prevailing prices, as follows: "As commodity prices have fallen over the preceding two fiscal quarters, we have been able to reduce drilling and completion costs by approximately 25%. We think we can achieve even lower costs in the future, but believe at current drilling and completion cost levels and with current prevailing commodity prices, we can achieve reasonable well level rates of return going forward." On page 42 under CAPITAL REQUIREMENTS, we included the statement: "However, as commodity prices have dropped we have negotiated lower costs from our service providers and revised our completion design and we are now budgeting that the remaining standard length lateral wells to be drilled this fiscal year will cost between $3.1 million and $3.5 million each." We give further detail on page 32 under DRILLING ACTIVITY, as follows: "Total drilling and completion costs are expected to be between $3.1 to $3.3 million per well for the Codell wells and $3.3 to $3.5 million per well for the Niobrara wells." These disclosures illustrate our business philosophy of adjusting the cost side of the financial equation as we work to improve our results of operations.

      As the details of our specific discussions related to commodity derivatives were included in our response to comment one in this letter, they are not repeated in our response to comment two.

      We updated our discussion under TRENDS AND OUTLOOK for the February Report, which starts on page 45. The corresponding discussion for the November Report started on page 41. We included specific reference to a


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      ceiling test impairment in the first paragraph and added a paragraph to discuss trends in service costs. The new paragraph says: "The recent decline in commodity prices has led to a corresponding decline in service costs, which directly relate to our drilling and completion costs. On average, we have been able to reduce drilling and completion costs by approximately 25% over the first two quarters of fiscal 2015, due to a combination of optimizing well designs, moving to day-rate drilling, lower contract rates for drilling rigs, and lower completion costs. This focus on cost reduction has supported well-level economics in spite of the severe price drop in crude oil and natural gas. We believe at current drilling and completion cost levels and with current prevailing commodity prices, we can achieve reasonable well-level rates of return going forward."

      The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Comission from taking any action with respect to the Company's filings; and
(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call the undersigned at (970) 737-1073 with any additional comments or questions you may have.


                                      Very truly yours,

                                      /s/ Frank L. Jennings

                                      Frank L. Jennings
                                      Chief Financial Officer




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